David H. Taylor Executive Vice President, Chief Financial Officer	(336) 335-7668 Fax (336) 335-7755

December 9, 2013

Ms. Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Lorillard, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 19, 2013
Form 10-Q for the Quarter Ended September 30, 2013
Filed October 23, 2013
File No. 001-34097

Dear Ms. Cvrkel:

This letter is in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), Division of Corporation Finance in the comment letter dated November 22, 2013 (the “Comment Letter”) to Lorillard, Inc. ( “Lorillard” or “we”). In the Comment Letter, you included two comments regarding Lorillard’s annual report on Form 10-K for the year ended December 31, 2012 (the “Annual Report”), and two comments regarding Lorillard’s quarterly report on Form 10-Q for the quarter ended September 30, 2013 (the “Quarterly Report”).

We have included the text of your comments followed by our responses below.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies and Estimates

1.	We note from your disclosure in Note 16 that approximately 38% of your pension plan assets were valued using level 3 inputs to arrive at their fair values at December 31, 2012. Given this factor, it appears that the assumptions used to arrive at the fair value of a significant portion of your pension plan assets involve a certain amount of subjectivity. As such, please revise the critical accounting estimates section of MD&A to disclose the nature of the level 3 inputs used to arrive at the fair value of your pension plan assets including those assumptions that are subject to volatility or change, along with a corresponding sensitivity analysis, as appropriate.

Corporate Office: 714 Green Valley Road Greensboro, NC 27408	Mail to: P.O. Box 10529 Greensboro, NC 27404-0529

Response:

We respectfully advise the Staff that all of our pension assets classified as Level 3 fair value measurements were valued pursuant to ASC 820-10-35-59, which permits companies to measure the fair value of investments in certain entities at net asset value (“NAV”) per share. Because Lorillard is applying the practical expedient to use NAV as fair value pursuant to ASC 820-10-35-59, there are no discrete inputs to the Level 3 fair value measurements upon which the Company could perform a sensitivity analysis.

In our future annual reports on Form 10-K as long as it is applicable we will include the following disclosure in the Pension and Postretirement Benefit Obligations section of Critical Accounting Policies:

A significant portion of our plan assets, classified in U.S. Equity Securities, Absolute Return Hedge Funds, Equity Hedge Funds, Private Equity, Private Real Assets and Fixed Income Securities, are invested in private investment funds and do not have readily determinable market values given the specific investment structures involved and the nature of the underlying investments. These investments are valued based on their respective net asset value (“NAV”) per share (or its equivalent) as a practical expedient to estimate fair value due to the absence of readily available market prices and are classified in Level 3.

NAVs or their equivalent for private investment funds are provided by the respective investment sponsors or investment advisers and are subsequently reviewed and approved by management. For those investments reported on a one-quarter lagged basis (primarily Private Equity and Private Real Assets) we adjust reported external valuations for subsequent cash flows and significant events.

See Note 16 of the Notes to Consolidated Financial Statements for additional discussion of the inputs used to determine fair value for each significant asset class or category.

We will also revise Note 16 of the Notes to Consolidated Financial Statements to clarify our process to value pension assets as follows:

Equity securities are valued primarily using a market approach based on the quoted market prices of identical instruments. Certain equity securities are valued at their net asset value (“NAV”) per share.

Real estate values are based on market based comparable data or at their NAVs.

Fixed income securities are valued primarily using a market approach with inputs based on the quoted market prices of identical instruments and that include broker quotes in a non-active market.

Cash equivalents are held primarily in registered money market funds which are valued at their NAVs calculated using the amortized cost of the securities and have daily liquidity.

Certain of our plan assets, classified in U.S. Equity Securities, Absolute Return Hedge Funds, Equity Hedge Funds, Private Equity, Private Real Assets and Fixed Income Securities, do not have readily determinable market values given the specific investment structures involved and the nature of the underlying investments. For the December 31, 201Y and 201X plan asset reporting, publicly traded asset pricing was used where possible. For assets without readily determinable values, reported NAVs or their equivalent were provided by the respective investment sponsors or investment managers and subsequently reviewed and approved by management. For those investments reported on a one-quarter lagged basis (primarily Private Equity and Private Real Assets), NAVs or their equivalent are adjusted for subsequent cash flows and significant events.

Note 21. Consolidating Financial Information, page 82

2.	We note your disclosure that in June 2009, April 2010, August 2011 and August 2012, Lorillard Tobacco issued Notes which are unconditionally guaranteed by the Company for the payment and performance of Lorillard Tobacco’s obligation in connection therewith. Please confirm to us, and revise to disclose that the guarantee is full and unconditional.

Response:

Lorillard, Inc.’s guarantee of the Notes issued by Lorillard Tobacco Company is full and unconditional. In future filings, we will revise our disclosure to indicate the above, as follows with relevant changes underlined:

In June 2009, April 2010, August 2011 and August 2012, Lorillard Tobacco, as primary obligor, issued the Notes, which are unconditionally guaranteed in full by the Company for the payment and performance of Lorillard Tobacco’s obligation in connection therewith.

Form 10-Q for the Quarter Ended September 30, 2013

Note 20. Legal Proceedings, page 27

3.	We note that in regards to the Engle Progeny cases, the court entered a final judgment awarding plaintiffs compensatory damages in several cases in 2012 and 2013. We also note your disclosure at the top of page 29 that other than for State Settlement Agreements and the Evans case, no amounts have been provided in the financial statements because management has concluded that it is not probable that a loss has been incurred in any material pending litigation against Lorillard. In regards to these Engle Progeny cases in which it appears that a judgment has been entered against Lorillard (e.g. Alexander, Calloway, Cohen, Ruffo and Gafney), please tell us if any amounts have been accrued for in the financial statements as of September 30, 2013. If not, please explain to us why you do not believe an accrual is necessary. See ASC 450-20-25-2.

Response:

Lorillard establishes accruals in accordance with Accounting Standards Codification Topic 450, Contingencies (“ASC 450”), when a material litigation liability is both probable and can be reasonably estimated. As you noted, we have established accruals with regard to the State Settlement Agreements and the Evans case because we determined a loss to be both probable and reasonably estimable. We have disclosed the probable amounts of loss for each of these matters.

Given Lorillard’s extensive involvement in smoking and health product liability litigation over many decades, we maintain procedures to assess and monitor the status of all outstanding litigation in order to determine the probability of loss and assess whether an estimate of the possible loss or range of loss can be determined. Each quarter in-house litigation counsel responsible for managing the various ongoing litigation matters receive updates from outside counsel and discuss with Lorillard’s General Counsel any new or threatened litigation and actual or expected developments related to ongoing litigation during the quarter. Following these discussions, the in-house litigation counsel provide a report on outstanding litigation to the General Counsel and Finance Department for review. A meeting is then held with senior members of Lorillard’s Legal and Finance Departments, including the Corporate Controller and General Counsel, to discuss the status of litigation and recent developments included in the report. During this discussion, we consider, among other things, the nature of the claims; the jurisdiction in which the claims have been filed and the law and case law developed in that jurisdiction; the experience of plaintiffs’ counsel in this type of litigation; the parties’ respective litigation strategies; the stage of the proceedings; the outcome of the matters at trial or on appeal; the type and amount of damages claimed by plaintiffs; the outcomes and damage awards, if any, for similar matters brought against Lorillard and/or the tobacco industry; and the possibility and likelihood of success on appeal. Based on this discussion, we determine the likelihood of loss and whether we can reasonably estimate the possible loss or a range of loss for each material matter. In addition, throughout each quarter Lorillard’s Legal Department monitors and regularly receives updates from outside counsel on the status of pending litigation against Lorillard, and the Legal and Finance Departments discuss any significant developments as they occur or are expected to occur to determine whether they would require a change to our loss analysis.

Based on the above analysis, as of the filing date of the Quarterly Report, we determined that a loss was not probable with regard to Engle Progeny cases that had not yet then been finally resolved, and have not accrued any amounts related to these cases in Lorillard’s financial statements based on the guidance contained in ASC 450-20-25-2. This includes cases in which a judgment has been entered against Lorillard (e.g. Mrozek, Tullo, Jewett, Sury, Alexander, Calloway, Evers, Ruffo and Gafney). Although there are documents called “final judgments” entered in these cases, each of those judgments was subject to post-trial motions and/or appeal as of the filing date of the Quarterly Report. The Engle litigation is unique and the law applicable to this litigation is still evolving. There have been numerous judgments against tobacco manufacturers in Engle Progeny litigation which were vacated in whole or in part by post-trial order or appeal. In fact, as reported in the Quarterly Report, the final judgment that was entered against Lorillard in Cohen has been vacated as the court entered an order granting defendants’ motion for a new trial. As disclosed in Note 20 of our Quarterly Report, our conclusion that a loss was not probable with regard to any unresolved Engle Progeny case was based on our belief that we have valid defenses to the Engle Progeny cases that are pending against Lorillard as well as valid bases for post-trial motions and appeals of the adverse judgments. Our defenses include due process and preemption issues that relate to all Engle Progeny judgments against Lorillard, as well as numerous defenses and post-trial and appellate arguments that are specific to each Engle Progeny case, including, among other things, the application of the statute of repose, the necessity of the trial court to instruct the jury on the reliance element of the concealment and conspiracy claims, and whether certain compensatory and punitive damages awards are excessive and unconstitutional. We are vigorously making post-trial motions and appealing the adverse judgments that have not been resolved, and based on discussions with counsel believe that we have valid grounds that we should not be liable for any damages in these cases. As a result, as of the date of the filing of our Quarterly Report, we determined that a loss was not probable in any Engle Progeny case that had not then been finally resolved, and therefore no accrual was necessary based on the requirements of ASC 450-20-25-2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Results of Operations, page 48

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012, page 48

4.	Please revise your discussion of cost of sales to quantify the significant cost components within this broad category, such as raw material costs, unit sales volume, and Food and Drug Administration fees, that have contributed to the change in cost of sales expense between periods. For example, you state that the decrease in cost of sales for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 reflects lower expenses related to the State Settlement Agreements, and lower unit sales volume, partially offset by higher cigarette raw material input costs and higher Food and Drug Administration fees, however other than the expenses related to the State Settlement Agreements, you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Please revise accordingly.

Response:

In future filings, we will revise our discussion of cost of sales to quantify the significant cost components within this category, such as raw material costs, unit sales volume and Food and Drug Administration fees that have contributed to the change in cost of sales expense between periods. An example of such disclosure, including significant cost components of cost of sales for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012, follows with relevant changes underlined:

Cost of sales. Cost of sales decreased by $139 million, or 4.4%, from $3.164 billion for the nine months ended September 30, 2012 to $3.025 billion for the nine months ended September 30, 2013. Cost of sales reflects lower expenses related to the State Settlement Agreements ($157 million), and lower unit sales volume ($3 million), partially offset by higher cigarette raw material input costs (primarily tobacco and other direct costs) ($14 million), higher Food and Drug Administration fees ($4 million), and higher costs related to the Federal Assessment for Tobacco Growers ($3 million). We recorded pre-tax charges for our obligations under the State Settlement Agreements of $888 million and $1.045 billion for the nine months ended September 30, 2013 and 2012, respectively, a decrease of $157 million. The $157 million decrease is due to the favorable impact of $176 million on Lorillard’s tobacco settlement expense in the first nine months of 2013 of the reduction in Lorillard’s MSA payments as a result of the settlement with some states to resolve certain MSA payment adjustment disputes approved by the arbitration panel in March 2013, lower unit sales volume ($11 million) and other adjustments of $20 million (including $7 million resulting from a competitor’s adjustments in the first quarter of 2012 to certain historical components of the calculation of the industry Volume Adjustment Offset under the State Settlement Agreements), offset partially by a $22 million unfavorable impact of the industry Volume Adjustment Offset under the State Settlement Agreements associated with the settlement to resolve certain MSA payment adjustment disputes above and the inflation adjustment ($28 million).

In connection with our response to the Comment Letter, Lorillard acknowledges the following:

•	Lorillard is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes made by Lorillard to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Lorillard’s filings; and

•	Lorillard may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please contact the undersigned at (336) 335-7668 or via facsimile at (336) 335-7755.

Sincerely,

/s/ David H. Taylor

Executive Vice President, Finance and Planning and Chief Financial Officer

cc:	Doug Baker, Deloitte & Touche LLP